UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2004

Commission File No. 0-32255

BALATON POWER INC.
(Translation of registrant's name into English)

19 East Fourth Avene, Hutchinson, Kansas 67501
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):N/A

BALATON POWER INC.

MANAGEMENT DISCUSSION AND ANALYSIS

JUNE 30, 2004

During the year quarter ended June 30, 2004, the Company worked on the Gandhamardan Bauxite Deposit for its wholly owned subsidiary Continental Resources (USA) Ltd. ("CRL"). The Company changed its course of business during the first of 2003 due to the acquisition of CRL in October 2002. Formerly the Company was pursuing the sale of its patented Pisces Process. The Pisces Process is still held by the Company and the Company plans to seek the market potential for such products at a later date. At this time it appears the market potential is limited. The Company wrote down its interests in these products during its audit in 2002.

During the quarter CRL met with OMC, to discuss entering into a new agreement modifying the ownership of the Joint Venture Corporation. The changes to be agreed upon would increase CRL's interest in the mining phase and would also place in favor of CRL 100% of the down stream facilities (alumina plant and aluminum smelter). Subsequent to the end of the quarter ended June 30, 2004 CRL sent a representative to India to meet with OMC in August to finalize these new terms and conditions in a new joint venture agreement for the development of the Gandhamardan Bauxite Deposit. As of August 30, 2004 the new agreement has not yet been signed.

The Company is a development stage resource company. No revenues were reported during the first six months of operations of 2004. The Company ceased promoting the Pisces Process and devoted the majority of its focus on it's subsidiary, CRL, the bauxite project in India and to a lesser extent on its other subsidiary, Snoqualmie River Hydro Inc., both owned by the Company.

The financial statements are consolidated with its wholly owned subsidiary CRL The Company's principal expenses for the first half of 2004 were consulting fees, which were up dramatically to $475,725 compared to only $12,814 for the first six months of 2003. This increase is directly related to consultants engaged for the India bauxite project both in the United States and India. Including in those consultants fees were their expenditures including trips to India and miscellaneous expenses incurred toward the project including office overhead expenses. Also included in the consulting fees were expenditures relating to public relations totaling $75,000 for the six-month period.

Currently, the Company's monthly working capital requirements total approximately $12,000 exclusive of working capital for the Gandhamardan Bauxite project. The Company's anticipated working capital requirements, including working capital for the Gandhamardan Bauxite project, would total approximately $2,000,000, unless the Company is successful in forming a consortium for the exploration and development of the project.

The Company intends to hire additional employees on an as needed basis. At present, the Company does not expect significant changes in the number of employees as it intends to utilize consultants to facilitate any work required on its projects, primarily the Gandhamardan Bauxite Deposit.

During the quarter ended June 30, 2004 the Company eliminated debt through the private placement of 284,576 shares for $34,128 with a warrant attached to those shares exercisable at 40 cents per share. Subsequent to the end of the quarter ended June 30, 2004 the Company issued 2,075,054 shares of its common stock to eliminate $518,763 of its debt, which also included a warrant for each share exercisable at 40 cents.

The Company currently has adequate cash to maintain operations (exclusive of exploration and development of the Gandhamardan Bauxite Deposit) during the next twelve months due to this successful funding. Other sources for capital resources are from the exercise of warrants that are scheduled to expire during various dates during this year and options through 2007. During the first six months of 2004 the Company had 310,000 shares of its common stock purchased through the exercising of warrants providing the Company with $101,000.

Subsequent to the end of the quarter ended June 30, 2004 the Company had 1,188,333 shares issued from the exercising of warrants. These warrants placed $341,167 into the Company's general working capital account. Additional warrants will be coming due during the second half of 2004, which could provide additional funding for the Company. See Note 4 of the financial statements for additional information.

The Company currently has a $1,781,561 working capital deficit. Of these liabilities, $1.1 million are from CRL's expenditures on the Gandhamardan Bauxite Deposit through COMPL and $400,000 are from CRL's domestic resource operations. The parties to whom these expenditures are owed have not made demand for payment. Based upon the Company's relations with these parties, the Company does not expect them to make demand for repayment until the Company has sufficient resources. The Company is dependant on the continued forbearance of these creditors and there is no guarantee that such forbearances will continue. If such forbearances do not continue, the Company may be adversely affected. The remaining $180,000 working capital deficit is a disputed payable to S. J. Roth Capital Placement Inc.

The principal commitment of the Company is its subsidiary's obligations to OMC on the Gandhamardan Bauxite Deposit, a very large bauxite deposit located in Orissa, India. Third parties have approached CRL to conduct the feasibility study for an interest in the project. CRL is confident that a consortium will be formed where CRL will be sheltered from the majority of the feasibility study expenditures. Any relationship obtained with a major aluminum company with CRL would dramatically have a positive affect on the liquidity of the Gandhamardan Bauxite Deposit for the Company. If, however, the Company is unable to form a consortium to complete the feasibility study and, if warranted, to further explore and develop the project, the Company will need to provide the financing for the project itself, which would put a significant strain on the Company's financial resources.

The Company continues to have capital requirements in excess of its current resources. As the Company continues to explore and develop the Gandhamardan Bauxite Deposit, the Company will continue to have increased expenses and corresponding increased losses. Currently and for the foreseeable future, the Company's only source of revenue is from the sale of its securities. The Company expects that this trend will continue until it finalizes an agreement with a major company for the development of the Gandhamardan Bauxite Deposit.

The Company believes that the impact of foreign currency fluctuations will not adversely affect the Company. The Canadian/U.S. dollar exchange rate has been improving in favor of the Canadian dollar. The current exchange rate is $1.30 Canadian dollars for each U.S. dollar. The Company does not take any steps to hedge against currency fluctuations.

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Balaton Power Inc.
Consolidated Balance Sheets
(Expressed in US Dollars)
(Unaudited)

	June 30 2004	Dec. 31, 2003
ASSETS
Current
Cash	$154,674	$4,690
Prepaid expenses and sundry	-	1,241
	154,674	5,931
Note receivable	481,724	481,724
Mineral property	1,145,163	1,145,163
	$1,781,561	$1,632,818
LIABILITIES
Current
Accounts payable and accrued liabilities	$1,347,464	$1,491,038
Convertible loans	179,779	179,779
Loan Payable (Note 3)	30,000	-
	1,557,243	1,670,817
Minority interest	26,995	26,995
Loan payable (Note 3)	-	30,000
	1,584,238	1,727,812
SHAREHOLDERS' EQUITY (DEFICIENCY)
Share capital (Note 4)	3,719,783	2,815,892
Deficit	(3,522,460)	(2,910,886)
	197,323	(94,994)
	$1,781,561	$1,632,818

Balaton Power Inc.
Consolidated Statement of Operations and Deficit
(Expressed in US Dollars)
For the Six Month Period Ended June 30, 2004
(Unaudited)

	2004	2003
Revenue	$-	$-
Expenses
Administration and general	111,814	95,370
Consulting fees and commissions	-	72,000
Professional fees	498,784	12,814
Interest	976	3,000
	611,574	183,184
Net Loss	(611,574)	(183,184)
Deficit, beginning of period	(2,910,886)	(2,596,689)
Deficit, end of period	$(3,522,460)	$(2,779,873)
Loss per common share	$(0.0089)	$(0.0028)

Balaton Power Inc.
Consolidated Statement of Operations and Deficit
(Expressed in US Dollars)
For the Three Month Period Ended June 30, 2004
(Unaudited)

	2004	2003
Revenue	$-	$-
Expenses
Administration and general	86,158	9,429
Professional fees	475,725	7,728
Depletion	488	-
	562,371	17,157
Net Loss	(562,371)	(17,157)
Deficit, beginning of period	(2,960,089)	(2,762,716)
Deficit, end of period	$(3,522,460)	$(2,779,873)
Loss per common share	$(0.0082)	$(0.0003)

Balaton Power Inc.
Consolidated Statement of Cash Flows
For the Six Month Period Ended June 30, 2004
(Expressed in US Dollars)
(Unaudited)

	2004	2003
Cash provided by (used in):
Operating Activities:
Net loss	$(611,574)	$(183,184)
Shares issued and to be issued for services, on item not affecting cash	552,891	117,402
	(58,683)	(65,782)
Changes in non-cash working capital components
Prepaid expenses	1,241	9,441
Accounts payable and accrued liabilities	(143,574)	28,893
	(201,016)	(27,448)
Financing Activities:
Sale of common shares for cash	351,000	-
Increase (decrease) in cash	149,984	(27,448)
Cash, beginning of period	4,690	28,080
Cash, end of period	$154,674	$632

Balaton Power Inc.
Consolidated Statement of Cash Flows
For the Three Month Period Ended June 30, 2004
(Expressed in US Dollars)
(Unaudited)

	2004	2003
Cash provided by (used in):
Operating Activities:
Net loss	$(562,371)	$(17,157)
Shares to be issued for services, an item not affecting cash	518,763	-
	(43,608)	(17,157)
Changes in non-cash working capital components
Prepaid expenses	20,000	-
Accounts payable and accrued liabilities	(153,769)	11,965
Convertible loans	-	1,241
	(177,377)	(3,951)
Financing Activities:
Sale of common shares for cash	81,000	-
Decrease in cash	(96,377)	(3,951)
Cash, beginning of period	251,051	4,583
Cash, end of period	$154,674	$632

Balaton Power Inc.
Notes to Consolidated Financial Statements
(Expressed in US Dollars)
June 30, 2004
(Unaudited)

1. Significant accounting policies

The disclosure contained in the unaudited consolidated financial statements does not include all the requirements of generally accepted accounting principles for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2003.

Accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end and the results of operations for the interim periods shown in this report are not necessarily indicative of results to be expected for the fiscal year. In the opinion of management, the accompanying unaudited interim consolidated financial statements reflect all adjustments, which are necessary to present fairly the financial position of the company as of June 30, 2004 and the results of operations and cash flows for the six months ended June 30, 2004 and June 30, 2003.

2. Income taxes

At June 30, 2004 the Company's income tax expense was nil.

3. Loan Payable

The loan payable is due to a company related to a shareholder of the Company, bears interest at 6.5% per annum, payable at maturity June 30, 2005.

4. Share Capital

Authorized 700,000,000 common shares without par value
Issued and fully paid	Shares	Amount
Balance - December 31, 2003	66,762,214	$2,815,892
Private placement for cash	1,000,000	250,000
Exercise of warrants for cash	310,000	101,000
Issued for fees and services	284,576	34,128
Issued July 13, 2004 for fees and services	2,075,054	518,763
	70,431,844	$3,719,783

Balaton Power Inc.
Notes to Consolidated Financial Statements
(Expressed in US Dollars)
June 30, 2004
(Unaudited) (continued)

The private placement was for 1,000,000 units at a price of $0.25 per unit. Each unit consists of one common share and one warrant to purchase one common share at a price of $0.40 per share expiring on September 30, 2005.

The shares issued for fees and services on July 13, 2004 was for 2,075,054 units at a price of $0.25 per unit. Each unit consists of one common share and one warrant to purchase one common share at a price of $0.40 per share expiring on July 13, 2006.

At June 30, 2004, the following warrants were outstanding:

Amount	Price	Expiry
150,000	$0.20	July 17, 2004 (83,333 subsequently exercised, balance expired)
1,780,000	0.30	July 17, 2004 (745,000 subsequently exercised, balance expired)
600,000	0.20	August 9, 2004 (subsequently exercised)
60,000	0.20	August 15, 2004 (subsequently exercised)
730,000	0.30	September 15, 2004
200,000	0.20	September 15, 2004
225,000	0.20	September 30, 2004
2,592,980	0.50	December 31, 2004
1,000,000	0.40	September 30, 2005

At June 30, 2004, the following employee stock options were outstanding:

3,000,000	$ 0.50	December 31, 2005
400,000	0.50	January 2, 2007
1,300,000	0.40	June 25, 2009

Balaton Power Inc.
Notes to Consolidated Financial Statements
(Expressed in US Dollars)
June 30, 2004
|(Unaudited) (continued)

5. Comments for U.S. readers

Differences in the Generally Accepted Accounting Principles ("GAAP") between those utilized in Canada and those utilized in the United States create differences in the treatment of certain transactions and the disclosures contained in the financial statements. Accordingly, disclosure of those differences and a reconciliation with United States accounting practices is appropriate for United States readers of the financial statements.

Statement of shareholders' deficiency

	Share Capital
	Shares	Amount	Deficit	Total
Balance at December 31, 2003	66,762,214	$2,815,892	$(2,910,886)	$(94,994)
Issued for cash	1,310,000	351,000	-	351,000
Issued and to be issued for services	2,359,630	552,891	-	552,891
Net loss	-	-	(611,574)	(611,574)
Balance at June 30, 2004	70,431,844	$3,719,783	$(3,522,460)	$197,323

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS
DURING TRANSITION PERIOD

I, Robert Wyllie, CFO of Balaton Power Inc., certify that:

1. I, have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Balaton Power Inc. (the issuer) for the interim period ending June 30,2004.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 26, 2004

Robert Wyllie, CFO
(signed )

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS
DURING TRANSITION PERIOD

I, Richard Burdett, President of Balaton Power Inc. acting as CEO, certify that:

1. I, have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Balaton Power Inc. (the issuer) for the interim period ending June 30,2004.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 26, 2004

Richard Burdett, Acting CEO
(signed )

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BALATON POWER INC.

Date: September 3, 2004

/s/ Robert Wyllie
________________________________
Name: Robert Wyllie
Title: Chief Financial Officer